Exhibit 99.2

CONSENT OF DIRECTOR NOMINEE

Affirmative Insurance Holdings, Inc., a Delaware corporation (the “Company”) has filed a Registration Statement on Form S-1 (File No. 333-113793) (together with any amendments, the “Registration Statement”) registering shares of the Company’s common stock, par value $0.01 per share, for issuance pursuant to an initial public offering (the “Offering”). As required by Rule 438 under the Securities Act of 1933, as amended, I hereby consent to being named in the Registration Statement as a person who has agreed to serve as a director of the Company beginning immediately prior to the completion of the Offering and to all references to me in connection therewith contained in the Registration Statement.

Dated this 30th day of April, 2004.

/s/ Thomas C. Davis Thomas C. Davis